Exhibit (a)(5)(O)

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EDITED TRANSCRIPT

EVENT DATE/TIME: DECEMBER 08, 2011 / 08:45PM GMT

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DECEMBER 08, 2011 / 08:45PM GMT, SAP.DE - SAP AG at Barclays Capital Global Technology Conference

CORPORATE PARTICIPANTS

Gerardus Vos Barclays Capital - Analyst

Vishal Sikka SAP AG - Chief Technology Officer

Raimo Lenschow Barclays Capital - Analyst

PRESENTATION

Gerardus Vos - Barclays Capital - Analyst

Good afternoon all. My name is Gerardus Vos. I am the European software and service analyst for Barclays Capital. I’m pleased to announce Vishal, Executive Board Member from SAP and Chief Technology Officer, and my colleague Raimo responsible for US software research.

The way we will structure this lunch presentation is, first of all, Vishal will give a presentation for around kind of 25 minutes. Then we will have a couple of quick questions and then we open it up for Q&A.

With that, Vishal, please go ahead.

Vishal Sikka - SAP AG - Chief Technology Officer

Sounds good. Thank you. I’ll stand here; it’s easier. I see that you guys have been listening to pitches the whole day and are busy having lunch, so I will try to make this as easy to understand as I can.

SAP’s growth is driven by two things, technology and innovation. I will talk to you about that.

This is a nice picture of the Temple of Poseidon in Greece.

I think most of you know where we are coming from as a company. We are the number one business application leader in the world. We have more than 50,000 installations of our ERP system in the world. The NetWeaver platform that runs our business suite by itself has more than 65,000 installations.

In addition to the core application in the large enterprise world, we have made tremendous progress in the implementation of our technology platform, two products in particular that I will point out. One is Business Warehouse, which is our enterprise data warehouse product, has more than 16,000 deployment, and the Portal. Remember the portal? (inaudible) used to talk about it. This year, we crossed 10,000 implementations of the portal.

In the mid and small enterprise, we have three products. Business All-in-One, which is a simplified version of the business suite for the upper end of the midmarket. We have tens of thousands of deployments of this. For the midmarket, the pure midmarket, we deploy — we launched Business ByDesign last year, which is our on-demand suite, cloud-based, natively built from the ground up. For the small enterprises, we have the Business One product which has been growing phenomenally. We have now more than 35,000 deployments of Business One, and we just announced B One also running in the cloud.

Beyond business applications and the technology platform, with the acquisition of BusinessObjects as well as the organic work that we had done prior to that, we have taken the lead in the business analytics world. We are by far the number one, if you look at the rankings by the industry analysts this year, both in terms of the market share as well as in the growth that we are seeing in business analytics. We see a tremendous opportunity for continued growth in this area.

The other area is the information management area where Sybase has a tremendous strength, was always the number four database company behind Oracle, IBM, Microsoft. In many industries it is the leader, for example in financial services. I think many of you guys know this. 46 out of the top 50 banks use the Sybase ASE database product. Sybase brings distinguished expertise in building and managing database systems.

So that’s where we are coming from. It is a tremendous asset that we have and it’s the foundation on which we build.

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DECEMBER 08, 2011 / 08:45PM GMT, SAP.DE - SAP AG at Barclays Capital Global Technology Conference

So given that assets — the basic strategy that we laid out last year and that we have been executing on since February of 2010 when myself and Bill, Jim, Garrett and Werner took responsibly for managing SAP as the Executive Board of SAP, is a very straightforward strategy. We grow in three areas, three areas that are responsible for transforming the nature of business in the present time. Those are mobility, (inaudible). Nobody needs to — this is not rocket science. Everything is becoming mobile; we know this. So we identified 20 months ago that we would be leaders in mobility.

We identified that cloud computing was (inaudible) the enterprise in a (inaudible) manner. We identified a tremendous opportunity that we saw in rethinking the entire application stack for enterprise products with a product that we call HANA, which is more than a product and it is the basis of our next generation platform. It’s a product which at its heart is an in-memory database. The reason we felt that this was necessary was enterprise applications have a tremendous need for database systems, and a complete re-think of the database was warranted, based on the tremendous technological progress that had happened in the underlying layers, in particular two things — one, the dramatic price-performance and size improvement in main memory and DRAM; and second, starting around 2003, when multicore processors became the norm and the processing technology went away from single core to expanding the Moore’s Law with adding more cores on the CPU.

So we felt that we had to innovate in these three dimensions — mobility, cloud, and in-memory technology with HANA. That we would have an opportunity to not only grow the market by entering these new areas, but also to grow within our install base in a very significant manner. Given the install base that I talked about, in particular the long-lived enterprise systems, it was extremely necessary to grow without disruption. This is contrary to the strategy that many of our competitors have taken, and it is based on the deep lessons that we have learned over the last 10, 12 years.

If you look at the distribution of our enterprise landscapes, long-lived complex enterprise systems live for very, very long periods of time, and the 45,000, 50,000 ERP systems that we have around the world live for decades. Unlike our competition, we fundamentally believe that the growth of these long-lived enterprise systems must not come at the expense of innovation. It cannot be that we give our customers a choice that either we let these systems basically mothballed live on very, very small lifelines for long periods of time, or they have to disrupt themselves to get the benefits of innovation. All complex systems in the world follow this principle of innovation without disruption.

If you just look at city here we had in San Francisco, San Francisco is not an old city or a new city. The reality is it is both. Complex systems, airplanes, even the human body is continuously reinventing itself without disruption. This is how enterprise software needs to be. We had already identified this back in 2008, this thing that I call timeless software. But we deeply believe that innovation, even disruptive innovation, can come into an enterprise product without disruption. So that is the basis of our strategy.

The first dimension of that is mobility, whether it is a nice picture of a very old, very, very old Greek tablet. That’s where the word comes from, is tablet, because it was a small part of a table, so people would call it a tablet. This is about a 3000 year old tablet from Greece where people would record financial transactions in palaces and things like this.

The basis of our mobility is very straightforward. Sybase gives us an amazing platform called the Sybase Unwired platform for mobilizing enterprises, but [unwired] enterprises, both on top of the legacy systems without disrupting them to put beautiful mobile experiences, approvals, exceptions, workflows, new kinds of applications on top of the existing enterprise applications without disrupting them, whether it is our application or somebody else’s applications, as well as building native mobile applications. Both the Sybase Unwired platform and the (inaudible) product for managing devices give us this tremendous opportunity to grow within our install base as well as add new markets where only mobile applications serve the needs that consumers have.

Sybase 365 is a messaging business that Sybase has for serving operators, communication companies, as well as building native mobile applications in the areas of mobile payment, mobile banking, B2B2C applications and things like that.

The Gateway product is something that we built at SAP to put a fire lane around the slow-moving enterprise applications so that you can put new experiences on top of them without disrupting them.

On the back of this, where we see the primary growth happening through applications built by our partners, we have built mobile applications and we have been mobilizing the suite in a very large scale manner by adding, over the next few years, hundreds of mobile applications on the suite and mobilizing every user experience.

So as a result of the acquisition of Sybase, SAP has been executing on a mobile first development strategy where we design our themes for mobile consumption first, and then others after that for legacy consumption. So mobility continues to be a tremendous growth area for SAP. You can see that reflected in the numbers, the Sybase Unwired platform and the (inaudible) sales have been growing in a very remarkable manner.

The second dimension is HANA. There is a picture in the back that you see there is a 2000-year-old computer called the [Antigone] mechanism. I don’t know if any of you know about this.

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DECEMBER 08, 2011 / 08:45PM GMT, SAP.DE - SAP AG at Barclays Capital Global Technology Conference

The three numbers you see there, $100 million, HANA is the fastest product in our history, probably an enterprise software to reach $100 million in revenue. The product was [GA-ed] on June 20 of this year. About two weeks ago we cross the $100 million mark in revenue. The reason it is growing that fast is it is serving a tremendous unmet need in enterprises off real-time. Enterprises are littered with complexity and efficiency in reporting in analytic, in getting information that people are looking for. HANA, because of this amazing ability to do in-memory columnar processing and natively leveraging the full capacity of multicore processors, I mean today it is possible to get a computer about that size five rack units high with 80 cores of processors on it and 2 terabytes of main memory. On this machine, you can basically run the entire operational data of pretty much all the large enterprise companies. The entire enterprise can be inside that machine. That means what happens is operational reports, analytics, forecasts simulations run dramatically faster. Pretty much every HANA customer that we have has seen something run 1000 times faster or more, 1000 times faster.

I have right now eight customers that are in the 10,000-plus club, meaning they are running some operational scenarios, some reporting, some analytics, some planning or forecasting that has been accelerated on HANA by a factor of 10,000 times more than what they do today in their production system. I’ll give you an example of that.

10,000 times is something so dramatic that the human brain finds it — 20% we can understand twice, we could understand, but 10,000 times is — it’s the equivalent of walking from here to New York nonstop. If you walk from here to New York nonstop, to be 10,000 times faster than that, you have to travel that same distance in six minutes.

So a company, for example, SR Group in India is a large company that run all kinds of public projects. To get the visibility into these projects, they used to have to wait for 18 hours. The report to calculate the cost of and profitability on these projects runs on our ERP system on an Oracle database; it takes about 18 hours to run. On HANA, it takes — runs in four seconds. And so that means that you actually get the visibility whenever you need. You don’t have to call the IT guy and get the report 18 hours later; you can run the report yourself.

Now, so the 100,000 number comes from the fact that only a single, currently a single company is running something 100,000 times faster. So I have established this club of the 100,000-plus members which are able to run something that they currently do in production at least 100,000 times faster.

What happens at 100,000 times is that a bad job becomes real-time. This particular example is a retail company in Japan called [Urgobashi]. [Urgobashi] is one of the largest retailers in Japan, and they run a calculation once a month for their loyalty customers. They have 5 million loyalty customers who have a membership card, and out of 22 million total customers. The owner of the — the son of the owner of the company who is responsible for IT told me this. He said that, once a month, we would run the calculation to figure out what incentive to give to these 5 million loyalty customers. It takes three days today on our ERP system, on an Oracle database, and with HANA it runs in two seconds. This means that on a 128 core Intel machine. This means that the calculation of incentive, instead of sitting there a month in advance and figuring out what you might be interested in buying next month, you can do this thing on the fly while the shopper in the store based on what he is carrying in his shopping basket. So it’s a complete rewiring of the business process from a batch process to a real-time process.

In a company like [Urgobashi], the real-time makes a tremendous difference. You are a high-tech retailer. The moment the iPhone 4S comes out with an 8 megapixel camera inside it, people are no longer interested in the 5 megapixel cameras anymore. This makes a tremendous change in the way you conduct your business.

Charmer Sunbelt is another company. They make beverages like Jack Daniels and Grey Goose and so on. There is a process — I expect that Charmer will be the second company in the 100,000 club. They run a process that takes about 30 days today to figure out that order to cash KPIs, how the whole [order to] cash works across the company. They wait for 30 full days to figure out this 300 KPI. With HANA, this whole things happens in about 27 seconds. From 30 days to 27 seconds to figure out how your distribution chain is doing.

The one in there, it refers to the fact that we only run on the Intel x86 processor. We expect that this is the leading server platform for the foreseeable future. There are many of our partners who are interested in exploring other processor architectures. It’s not that we will forever run only on Intel but currently we only run on Intel. The machines on top of this are not made by some hardware company that we acquired; they are made by anyone who can make a machine on x86 and who can make a machine to our specification. So presently eight vendors make amazing HANA machines — Intel, HP, Cisco, Dell, Fujitsu, Lenovo, and Hitachi. I think I forgot one.

And HANA is the core of our platform. It represents a truly open architecture. Anything they can speak SQL can speak to HANA and get all the benefit from it. We run not only the BusinessObjects tools on top of it but Microsoft Excel, Tableaux, any other kind of (inaudible) technology that you can think of, because we expect that with this kind of a evolutionary performance, it will be possible for companies to put all kinds of new visualizations on top of HANA.

So this is the core. HANA is the core of us evolving all of our platforms, all of our products, all of our applications in an nondisruptive manner.

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DECEMBER 08, 2011 / 08:45PM GMT, SAP.DE - SAP AG at Barclays Capital Global Technology Conference

Finally, the cloud is the third dimension of innovation. On the legacy side, on the traditional on-premise side, we expect the benefit of cloud computing. VMWare was here just before I came in. Paul Maritz is a friend of mine. We just announced a tremendous partnership with VMware and with EMC to virtualize existing SAP systems. Of course, we work not only with VMware but also with Microsoft and other virtualization vendors to virtualize traditional SAP systems. In fact, most of our deployment in the IBM and HP environments already run virtualized and (inaudible) and so forth for a long time. So we believe that virtualization — and LVM is a product that we have built to manage virtualization across public and private clouds that you can take the existing SAP systems and run them seamlessly across public and private clouds. You can run development and test systems on Amazon and production [firmware] and [elastically size] them and so forth. We’re working with partners in an open manner on virtualizing existing systems.

On the — in the new [world] with the HANA platform, we expect that we will see an entirely new kind of a cloud architecture emerge which is [then] optimizes. Stanford did a great project on — called the RAM cloud. We think that the future of the cloud architecture is also a RAM optimized (inaudible). If you see Google, the Google [instant] where you see the results of the searches as you are typing your search, this is — those machines are [design] optimized larger machines with lots of memory. So all of our emerging cloud platform, including all the cloud application that SAP will serve, will be on a RAM optimized cloud.

On the application side, I already mentioned Business ByDesign. It is a full suite from financials to HR, manufacturing, to sales, distribution, analytics, everything necessary to run a company, a mid-market sized company like the San Jose Sharks for example, runs on Business ByDesign. That is a full suite.

In addition, for the large enterprise, we have been executing on the direction of having edge applications that we serve for the large enterprise on-demand world. We have ourselves, SAP has built sales on-demand and career on-demand and travel and so forth.

As you know, we, a few days ago, I guess earlier this week or late last week, announced the acquisition of SuccessFactors. The lawyers have given me at least 18 warnings that I cannot talk much about this because this thing hasn’t happened yet, but we are incredibly excited about it not only for the amazing talent management and HR application that SuccessFactors has built. If you just think about it, SuccessFactors has 15 million end-users. SAP has, out of the 45,000 ERP systems, approximately 18,000 HR deployments that are included in this. The number of end-users of just our HR system is probably more than 300 million. So just there you have an opportunity to see that the SuccessFactors — and the reason that hit us was when we saw SuccessFactors, we looked into detail in 3 customers — Hilde, Siemens and Procter & Gamble — each one of which runs their backbone systems on SAP. We saw that every single employee of Hilde is on SuccessFactors; every single employee, every single employee of Siemens, 420,000 employees, is on SuccessFactors. Every single employee of Procter & Gamble is on SuccessFactors. Then you have 18,000 HR deployments where the benefits and payroll and organizations and everything is running on an SAP (inaudible) systems, so this is an obvious match.

We also feel that the [people agenda], they are [ant] for talent, the emerging talent in the growing economies in China and India. The talent and people is on the forefront on the minds of the Board members and CEOs and executive management these days. And so having a control on the people (inaudible) for the future was extremely important.

Most importantly, we felt that the genome of SuccessFactors, the DNA, in being able to execute and run a cloud business was something that SAP was badly lacking in terms of dramatically growing in that emerging market. Therefore, the acquisition of SuccessFactors is a great way for us to accelerate our cloud strategy without disrupting anything that we have done.

So we are extremely excited about SuccessFactors. But again, (inaudible) of SuccessFactors we have been growing in the cloud business over the last 20 months.

So that’s basically — the basic idea is to grow the (inaudible).

Actually can I go back one slide please? You see that three carvings on there. The [relevaston] was a beautiful device 2000 or so years ago. The bottom part is Greek and there are two other languages on the top. The same inscription is in three languages. If you got yourself to the [relevaston], you could see — if you knew one of the three languages, then you could figure out what the other two languages are about. A great way to communicate.

When I look at the world of enterprise software, we have to deal with languages of an entirely different sort, things like Java and [Abab] and Ruby and Python and Perl and so forth.

The emerging world that we see is this world of nondisruptively evolving our existing product in these three dimensions of mobility, cloud computing, and with HANA. So the architecture we see going forward is a very straightforward architecture. At the base, we see a RAM optimized infrastructure whether it is delivered as appliances or an enterprise cloud or as a public cloud with easy self-service, easy to integrate, easy to optimize services, by and large provided by us but also by an ecosystem of partners.

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DECEMBER 08, 2011 / 08:45PM GMT, SAP.DE - SAP AG at Barclays Capital Global Technology Conference

Then on top of this, we run the entire application stack as a converged stack in which scalability is separated from the execution of the application, so in one infrastructure, we can run traditional applications and new applications, re-factored applications and completely new [retard] planning, forecasting, incredible applications.

Earlier this year, we released an application called the Smart Meter Analytics to help utility companies. There are about 220 major utilities in the world that are SAP customers which collectively serve 2.5 billion people in the world. We now have the ability to analyze the Smart Meter data from these utility companies in real time because of HANA. So we can take our original applications as well as build completely new applications that were unprecedented and be able to serve them off the same elastically stretchable infrastructure that is memory optimized and delivers this incredible performance that [Urgobashi] and SR and Charmer and companies like this are getting.

Then on top of that, we see a world of entirely mobile experiences. We don’t even know the kind of experiences that people will invent over the next several years. Therefore, the right strategy is to be open to all kinds of experiences on top of this.

That in a nutshell is our strategy. In case you guys are wondering, all the pictures I had in my slides were Greek pictures. What is the story (inaudible) investor bond trend why is he talking about Greece?

I think we all know that Greece has been in the news recently for the last two years. I just wanted to remind everyone that this is actually an incredibly rich civilization but all the pictures that I had here were Greek. Most of them are 2000 or so years old. It is the society that taught us how to reason, how to communicate, and I believe that it will bounce back.

My sense of what happens is that when we build a technology that is without a purpose, that is without — that when we get into an excessive use of any particular technology without a meaning or a purpose behind it, then things happen like the things that happened with Greece and other places.

We deeply believe in purposeful innovation and innovation without disruption. We think that is not only the right thing to do for our customers and for our investors but also the right thing to do in general broadly. When we come to work it is a good idea usually. Therefore, our entire strategy is driven by this purposeful innovation, innovation without disruption. On the backs of this, we have laid out a strategy to not only renew our existing products but also build completely new products without disruption in an environment of an open ecosystem.

Thank you very much.

QUESTION AND ANSWER

Gerardus Vos - Barclays Capital - Analyst

Thank you very much. With that, we probably have another 15 minutes for Q&A. So if you have any questions, please raise your hand so we can get a microphone to you. Perhaps, Raimo, do you want to kick off with a question?

Raimo Lenschow - Barclays Capital - Analyst

If you thinking about HANA and what you’re trying to do with it and achieve with it, can you talk about the steps where you’re seeing customers are using it now? Then I think, next year, you talked about that as the underlying platform for BI. But then also how far can you really get it into the — you talked about it being actually the backbone for your transactional system. We saw earlier Teradata talking and saying, look, there are kind of two different workloads, the transactional side and the analysis side and historically you’ve kept them aside. So in that respect, your ambition sounds very broad. Can you talk us through like how do you get to different steps there?

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DECEMBER 08, 2011 / 08:45PM GMT, SAP.DE - SAP AG at Barclays Capital Global Technology Conference

Vishal Sikka - SAP AG - Chief Technology Officer

So presently, so we’ve been [GA-ed] since June 20. Presently all the live deployment of HANA are by and large in the areas of reporting, data marks, data warehouses, replacing data warehouses over time that you talked about, (inaudible) Teradata is a very successfully data warehouse company, but I see that new technologies like HANA will make this more and more obscure as we go forward. So we’ve been growing in that area.

All of the examples that I mentioned, the 1,000, 10,000, 1000,000 times improvements are usually in this area of reporting analytics, operational reporting on transactional data and things like that. We are seeing tremendous growth there. We — I cannot obviously talk about Q4, but like I said, we crossed $100 million in revenue already two weeks ago.

The second area for us is to rethink, re-factor existing applications, existing products, without disrupting them. In this case, I want to give three examples.

We released a product called the CO-PA Accelerator which is the product in ERP for identifying the controlling profitability and analysis in the financials, so where you’d close your books basically. The CO-PA Accelerator is a nondisruptive attachment to an existing ERP system and it makes it run thousands of times faster. So companies are basically just buying this left and right.

The second one is BW on HANA. On November 7, we launched BW on HANA, Business Warehouse. I mentioned earlier we have 16,000 BW systems in the world. They all run on a normal (inaudible) database and with BW on HANA, we can remove that (inaudible) database completely, get rid of it. I ready have — we went into ramp-up on November 7. I ready have five live customers on BW on HANA, like Red Bull and Casino and companies things like this.

So we see a tremendous opportunity there going into our customers in replacing the database (inaudible) HANA to BW and bringing HANA under BW. We expect that a vast majority of our customers will adopt this.

Then the third dimension is the application, where the application is entirely run on top of HANA. Here we have two categories that renewed applications that are already out there. Here I expect that the first transactional applications to run entirely on HANA will be B One, our small SME product, as well as our on-demand product were done entirely on HANA, and over time also the Business Suite will run entirely on HANA.

The second dimension of that is our ability to build completely new applications that were not possible before, the real-time acquisitions. Here, I mentioned already (inaudible) analytics. We’re working with customers on all kinds of amazing things in genome analysis and exploring ocean floor data for oil companies and risk analysis in banks and things of that nature.

If you just look at planning, for every function in a business where we have the recording activities in the Business Suite today, you can build a planning capability. So, we already have a suite of planning applications that we are completely renewing on top of HANA, financial planning, sales and operations planning, (inaudible) management, merchandising assortment, planning, things like that. But we believe that we can build an entire counterpoint to the suite, look into the future to help customers look into the future to do — get better at planning. All these — it’s a lot. It’s five different dimensions of growth, but we are a big company with 15,000 engineers, so you know, it should be possible every once in a while to be able to walk and chew gum at the same time.

Gerardus Vos - Barclays Capital - Analyst

Perfect. I think we have a question in the middle there.

Unidentified Audience Member

A question about the competitive differentiation. You had a slide up there I believe entitled growth, your basic growth strategy with the three legs and without disruption and the mobility and the HANA and obviously a cloud. That’s all good. How is that any different though than what all of your competition is doing? How are you going to stand out along those lines? Can you be a little more specific?

Vishal Sikka - SAP AG - Chief Technology Officer

Our competition has decided to buy other companies, mothball them and let them basically sit there in enterprises for a long time. Then the alternative for them to grow out of that is to go to a completely disruptive new application architecture, which is ironically called Fusion. We think that a nondisruptive evolution out of a consistent application is a far better alternative where you can attach value from mobility, from cloud computing with edge application and an incremental dramatic renewal with HANA that attaches new things around that core is an extremely attractive alternative. Because of our confidence in that approach, we extended the maintenance on the Business Suite until 2020 last month. This is something that our customers absolutely love.

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DECEMBER 08, 2011 / 08:45PM GMT, SAP.DE - SAP AG at Barclays Capital Global Technology Conference

It is — frankly, I would love to say we are extremely smart, and that’s why we came up with this strategy, but it is actually kind of obvious. If you think about it, the rate of growth of these products tells you that these products grow. They live for a very long period of time. We still have customers on old releases and they are there. [Bond] went out of business, what, 14, 15 years ago. There are still several thousand [Bond] systems running around on the planet. So these systems live for very long periods of time.

The appropriate thing to do is to not find a divide between growing the system and disrupting it. You have to be able to bring value and innovation and growth into the complex system without disrupting it.

Gerardus Vos - Barclays Capital - Analyst

Any other questions from the audience?

Unidentified Audience Member

You mentioned SAP’s growth strategy involves things like mobile and cloud. Another one of the buzzwords now is “social”. Is SAP going to play in that space as well?

Vishal Sikka - SAP AG - Chief Technology Officer

We don’t — so social is an ongoing improvement in our ability to connect. I always give people this example. In the year of America’s independence, Tom Paine, Thomas Paine wrote this manifesto called the Common Sense manifesto. It’s a little bit appropriate because these days we have this whole Occupy Wall Street movement going on and so forth. The Common Sense manifesto was distributed. It reached 900,000 colonists within one year. At the time, there were only 1.5 million colonists in the entire colonies.

So you know, if you think about it, Facebook now has 800 million people around the world. Tom Paine’s Common Sense manifesto got to three-quarters of the colonies in less than a year, 230 years ago.

So I don’t think social computing was invented by Facebook. It has been around for a long time. We are continuously getting better at connecting with each other because of new technology. And so mobile cloud and in-memory HANA gives us an opportunity to be more social, to be more open, to be more empowered, and connected. So I see it more as a consequence of our strategy than as a driver.

To the extent that social capabilities are necessary in our products, we already have these. StreamWork is a product we have built over the last year and a half that is now a collaborative attachment to all our on-demand applications. CubeTree is a capability that SuccessFactors has acquired which is a tremendous social platform for collaboration and so forth.

So we see a lot of these capabilities coming into the product, but social computing, it is interesting to get caught up in it as if it is kind of a new thing, but it is more our ongoing evolution as a social species and not something fundamental in you.

The analog, if you are looking for a modern analogue, the analog I like to give is, when the iPod came along, the basic idea that Steve Jobs had was that you can put your entire library in your pocket. At the time, you had the Sony Walkman and things like that where you could put maybe 15 songs in your pocket, or you could carry 10 CDs, then you had these 10 CDs with you in your case and then you had 150 songs. But on the iPod, you could put 3000 songs and the whole music was there with you.

It’s a little bit like that with HANA and cloud and mobility. We the opportunity to put your entire business in your pocket. Cloud makes it accessible, mobile gives you the connection to it, and HANA makes it all real-time. The compromise between being able to work and the kind of work that you could do without compromising your experience is gone; the entire business can be in your pocket.

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DECEMBER 08, 2011 / 08:45PM GMT, SAP.DE - SAP AG at Barclays Capital Global Technology Conference

Gerardus Vos - Barclays Capital - Analyst

We’ve got a question in the back there.

Unidentified Audience Member

Following the addition of SuccessFactors, is your cloud offering where it needs to be, or are there other gaps you see to potentially be filled inorganically going forward?

Vishal Sikka - SAP AG - Chief Technology Officer

I think that SuccessFactors, once, assuming that it happens, once it closes, will give us a tremendous acceleration in our execution, so we are counting on the leadership of SuccessFactors to help us grow our (inaudible) cloud admissions. But that is by no means the end of innovation in that area. Lars told me that more than 80% of his revenue growth has been coming from products that were not even there five years ago. So he has been continuously refreshing his own product portfolio over the last ten years. And so we expect that innovation to continue, both from — within SuccessFactors as well as traditional SAP.

Gerardus Vos - Barclays Capital - Analyst

Here one at the front.

Unidentified Audience Member

Can you talk about the pricing strategy behind HANA? It’s clearly very disruptive in terms of traditional IT infrastructure.

Vishal Sikka - SAP AG - Chief Technology Officer

The pricing strategy for HANA and it is disruptive — what was the question?

Unidentified Audience Member

With the processing speeds that you’re talking about, it’s clearly very disruptive to the existing IT stack.

Vishal Sikka - SAP AG - Chief Technology Officer

No, we think — so the way I understand your question is, is the terminus processing capability, does it disrupt the traditional IT. Is that right?

Unidentified Audience Member

And how are you pricing HANA, if that’s the case?

Vishal Sikka - SAP AG - Chief Technology Officer

The way we see that is it is actually giving our customers an opportunity to make IT much more deeply embedded into the business and not disrupting it at all. I gave you an example of [Urobashi]. In the case of [Urobashi], the fact that an IT team had to run this calculation once a month centrally and then distribute the results of that to every store for their customers is totally different than what they can do now. They plan to go live with this in a couple of months, where they can in fact decentralize the decision-making on who gives a discount on what basis directly to the stores. This is a tremendous change in the way that you do your business but it actually empowers IT even more because it makes them be the enabler of this kind of a business transformation. It pushes the decision-making to the edges where the real action is, where the customers are, and so on.

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DECEMBER 08, 2011 / 08:45PM GMT, SAP.DE - SAP AG at Barclays Capital Global Technology Conference

Another example that I gave was where this month-long activity becomes reduced to a minute or less than a minute. In this case, the CIO told me that, look, we can just e-mail these live reports to our people. We don’t even have to be involved anymore. It makes us that much more efficient that people become more empowered, they become more capable of doing these things on their own. Yet, they are depending on IT as the enabler of this kind of an activity.

So we think, contrary to the view that many on-demand companies have had, that IT becomes irrelevant or things of that nature, we obviously see that all of IT transforming but we see that these three technologies, the mobile, cloud, and HANA especially, make IT that much more relevant to the lines of businesses.

Gerardus Vos - Barclays Capital - Analyst

Any other questions from the audience? Let me just chip perhaps one in. Just regarding (inaudible) there’s still a big pricing differential between kind of DRAM and disk. When do you think you see that kind of inflection point when it’s low enough that you’re going to see mass adoption from kind of in-memory technologies?

Vishal Sikka - SAP AG - Chief Technology Officer

We already crossed that. We are at the inflection point. People are seeing massive — we are seeing massive adoption of HANA. The price is a non-issue. The existing analytic architecture, including the one that our competitor announced last month, is so archaic with multiple layers that the layers cost much more with their additional administrators and different kind of training and things of that nature than a DRAM optimized architecture. So the price difference — DRAM now is more than 1 million times better in price-performance than it used to be. We don’t — you can get a — the 80-core 2 terabyte machine for less than $100,000 these days. So there is no price issue on the hardware.

Gerardus Vos - Barclays Capital - Analyst

Vishal, perhaps related to that, what do you think is your competitive fleet on the memory?

Vishal Sikka - SAP AG - Chief Technology Officer

We expect that our competition — I mean they are (inaudible) experts. These guys will do in-memory column stores. They all said they are having memory technology but what they’re referring to is in-memory row stores which is a traditional row oriented (inaudible). Nobody yet has any memory column in their store. I expect they will have this. There’s no doubt these guys are development experts.

What I do see, however, is a single integrated database architecture with [OLT being an all-app-in-one] system which is in-memory, is fundamentally disruptive to the traditional database design. There are only two responses to that. They will either attach that at some kind of an accelerator inside their traditional database, but they miss the whole point of what value HANA can bring, or they will go through the same disruption that we are going through and then we compete.

Gerardus Vos - Barclays Capital - Analyst

With that, I think we close it. Thank you very much.

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DECEMBER 08, 2011 / 08:45PM GMT, SAP.DE - SAP AG at Barclays Capital Global Technology Conference

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